SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated April 26, 2006

ROBERT SINGER TO JOIN BENETTON GROUP BOARD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: April 26, 2006

ROBERT SINGER TO JOIN BENETTON GROUP BOARD

Nomination to be proposed at the next Shareholders' Meeting

Ponzano, 26 April 2006. Robert Singer, 54 years old, the present Chief Executive Officer of Barilla Holding, will be proposed as a new member of the Benetton Group Board of Directors. At the next shareholders' meeting, which will be held on 9th May, the shareholders will be called on to nominate the Board of Directors.

The experience, the strong personal profile and the successes achieved by Mr. Singer during his career will contribute to strengthening the strategic vision of the Benetton Board, adding new professional skills in support of the Group's projects for development and growth.

Robert Singer, currently Chief Executive Officer of Barilla Holding Spa, has a long experience in the fashion sector as President and Chief Operating Officer of Abercrombie and Fitch, prior to that he was Executive Vice President and Chief Financial Officer of Gucci Group N.V..

For further information:

Media 0039 0422519036

www.benettongroup.com/press

Investor Relations 0039 0422519412

www.benettongroup.com/investors